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                                                                      EXHIBIT 12

                       LORAL SPACE & COMMUNICATIONS LTD.

          COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Loss before income taxes, equity in net loss of affiliates,
  minority interest and cumulative effect of change in
  accounting principle......................................  $(38,100)   $ (4,899)
Plus fixed charges:
  Interest expense..........................................    55,110      45,735
  Interest component of rent expense(1).....................     4,106       2,352
Less: capitalized interest..................................     5,417       2,419
                                                              --------    --------
Earnings available to cover fixed charges...................  $ 15,699    $ 40,769
                                                              ========    ========
Fixed charges(2)............................................  $(76,154)   $(75,380)
                                                              ========    ========
Deficiency of earnings to cover fixed charges...............  $(60,455)   $(34,611)
                                                              ========    ========

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(1) The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2) Fixed charges include preferred dividends as adjusted for the Company's effective tax rate.